

December 7, 2012

Via E-mail
Xiaosong Zhang
Chief Financial Officer
iSoftStone Holdings Limited
Building 9 Zhongguancun Software Park
No. 8 West Dongbeiwang Road, Haidian District
Beijing 100193
People's Republic of China

>   **Re:**   **iSoftStone Holdings Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 27, 2012**
>   **Form 6-K Filed November 19, 2012**
>   **File No. 001-34989**

Dear Mr. Zhang:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

General

Operating Results, page 50

1.   We note the various references throughout your operating results discussion where you attribute revenue growth to both internal business development efforts and strategic acquisitions. Tell us your consideration to quantify the organic growth in revenues

versus the amounts attributable to strategic acquisitions. We refer you to Item 5.A of Form 20-F.

Critical Accounting Policies

Accounts Receivable, page 73

2.   We note that unbilled receivables from your time-and-expense contracts arise from a delay in the time during which you reconcile accounts with your clients, which for certain clients could take in excess of one to two years. Please explain further why this process takes so long and clarify how you consider this delay in determining whether your fees are fixed and determinable for revenue recognition purposes. Also, tell us whether you typically revise the amount of unbilled receivables based on the outcome of these negotiations. In addition, please clarify for us, in quantified terms, what you mean when you state that as of December 31, 2011 a "substantial portion" of your unbilled receivables outstanding at December 31, 2009 and 2010 were subsequently billed. Also, tell us what portion of the unbilled receivables outstanding at December 31, 2011 have since been billed and provide us with an aging of your unbilled receivables for each period presented.

Liquidity and Capital Resources, page 80

3.   We note the disclosure on page F-39 regarding the unremitted earnings of your PRC subsidiaries that are considered indefinitely reinvested. Tell us how you considered disclosing in future filings the amount of cash and cash equivalents that is currently held in the PRC and the impact of repatriating these earnings. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund non-PRC operations and obligations without paying taxes upon their repatriation. We refer you to Section IV of SEC Release 33-8350.

4.   We note from various disclosures throughout the filing that restrictions on currency exchange may limit your ability to distribute funds outside of China. Please consider revising your disclosures here in future filings to include a discussion of these restrictions and how they impact your ability to pay dividends and meet your cash obligations outside of China. We refer you to Item 5.B.1(b) of Form 20-F. Also, include a discussion of how earnings flow through the corporate structure, describing how funds are transferred from your PRC subsidiaries and consolidated affiliated entities to your entities outside of the PRC. Please include in your response your proposed revised disclosure.

5.   We note your disclosures in Note 21 regarding the statutory reserve requirements for certain of your PRC subsidiaries and consolidated affiliated entities. Please tell us your consideration to include a discussion of these reserve requirements here and their potential impact on the company's liquidity in future filings. Please include in your revised disclosures the amount of unrestricted net assets that would be available to the

parent holding company if it were to pay dividends or to satisfy any cash obligations of the parent company. We refer you to Item 5.B.1(b) of Form 20-F. Also, tell us and disclose whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations and the accumulated profits as presented in your financial statements. Please include in your response your proposed revised disclosures.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 85

6.   Item 6(c)(2) of Form 20-F requires disclosure of directors' service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement. Please tell us why you have not included this disclosure in this section.

Consolidated Financial Statements

Note 4. Accounts Receivable, page F-31

7.   In future filings, please revise your disclosures in Note 4 to disclose the amount of billed and unbilled accounts receivable that are expected to be collected after one year. We refer you to Item 17(b) of Form 20-F and Item 5.02(3)(c)(4) of Regulation S-X.

Form 6-K Filed November 19, 2012

8.   We note that there has been a significant decline in your market capitalization since your fiscal year-end and it appears that your market capitalization was below the carrying amount of your net assets as of September 30, 2012. As a result, this may be a triggering event which would require you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30 and ASC 350-20-35-3C(g). Please tell us what consideration you have given to reassessing your goodwill for impairment as of September 30, 2012. If you did not perform the first and second steps of the goodwill impairment test on an interim basis because you determined that it is not more likely than not that the fair value of your reporting units are less than their carrying amounts, please provide us with your analysis supporting this determination. To the extent that an impairment test was performed, tell us how you determined that no impairment existed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Xiaosong Zhang
iSoftStone Holdings Limited
December 7, 2012
Page 4

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Jan Woo, Staff Attorney, at (202) 551-3453 with any other questions.

                                         Sincerely,

                                         /s/ Kathleen Collins

                                         Kathleen Collins
                                         Accounting Branch Chief